UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BP p.l.c.

(Exact name of registrant as specified in its charter)

England & Wales	1-06262	Not Applicable
(Jurisdiction of incorporation)	Commission file number	(IRS Employer Identification No.)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, UNITED KINGDOM

(Address of principal executive offices)

Dr. Brian Gilvary +44 (0) 2074964000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction:

This is the Form SD of BP p.l.c. for calendar year 2013. Certain terms in this report are defined in Rule 13p-1.

In accordance with Rule 13p-1, BP undertook enquiries to determine whether there was reason to believe that any “conflict minerals” that are necessary to the functionality or production of our products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”). Conflict minerals are defined in Section 1502(e)(4) of the Act as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted) or their derivatives.

Description of BP’s Reasonable Country of Origin Inquiry (‘RCOI’)

BP has designed and implemented a conflict minerals compliance plan that is intended to ensure compliance with Rule 13p-1. BP has taken the following steps:

1.	Developed a strategy based upon OECD guidelines to meet the legislative requirements

a.	Established a dedicated conflict minerals project team (to address the first year reporting and embed a sustaining process for the future) and cross discipline governance board (to direct the overall efforts of the conflict minerals project team).

b.	A review by BP’s internal audit function of the project design, implementation plans and project governance concluded a structured approach and methodology has been followed.

2.	Identified BP’s suppliers of conflict minerals and conducted RCOI

a.	A group wide review of BP’s products was carried out using product databases which provide details of the composition of BP’s end products, in order to identify any that contain conflict minerals.

b.	The outcome of this review was that conflict minerals were detected in additives that were used in three of our lubricants products in 2013. BP made inquiries of the two suppliers of these additives using the Electronic Industry Citizenship Coalition (EICC) form, who confirmed in writing that none of the conflict minerals within the additives came from the Covered Countries.

3.	Institutionalized a process

a.	BP is updating internal processes to ensure continued compliance with Rule 13p-1 for future reporting.

Results of BP’s Reasonable Country of Origin Inquiry

Based on its RCOI, BP has no reason to believe its necessary conflict minerals may have originated in the Covered Countries for products manufactured in the calendar year 2013.

The information in this report is also available on the BP website at bp.com/humanrights.

Section 2—Exhibits

Item 2.01 Exhibits

Based on the above no Conflict Minerals Report is required.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BP p.l.c.

(Registrant)

/s/ Dr. Brian Gilvary	29 May 2014
Dr. Brian Gilvary Chief Financial Officer